KERRY

RECEIVED

2007 JAN -3 P 12: 19

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Kerry Group plc

Prince's Street
Tralee, Co. Kerry
Ireland
Telephone: +353 66 7182 000
Fax: +353 66 7182 962

Office of International Corporate Finance,
Securities and Exchange Commission,
450 Fifth Street NW,
Washington DC 20549,
U.S.A.

07020067

SUPPL

20th December, 2006.

Re: Kerry Group PLC (file no: 082-34842): Documentation Furnished Pursuant to Rule 12g3-2(b) Exemption.

Dear Ladies and Gentlemen,

Enclosed please find documentation furnished by Kerry Group plc (file no. 082-34842) pursuant to its 12g3-2(b) exemption from registration under the Securities and Exchange Act of 1934.

Please feel free to contact me with any questions or comments.

PROCESSED

JAN 0 5 2007

THOMSON
FINANCIAL

Yours sincerely,

Michael J. Ryan,
Head of Investor Relations,
KERRY GROUP PLC.

Kerry Group plc Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

Kerry Group plc's issued share capital consists of 187,557,260 A Ordinary shares with voting rights. Kerry Group plc holds 2,800,000 A Ordinary shares in Treasury.

Therefore, the total number of voting rights is 184,757,260.

The above figure (184,757,260) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Kerry Group plc under the FSA's Disclosure and Transparency Rules.

B Durran
Group Secretary

20/12/2006

appeared in the UK press on Thursday 14th December 2006.

PRODUCT RECALL
FROZEN READY MEALS

As a precautionary measure and in order to protect consumer safety, Rye Valley Foods, a supplier of frozen ready meal products, is making the following product recall on behalf of its customers.

There is a low level risk that these products may contain small amounts of glass which are not sharp. We have identified the source of the problem and have taken steps to ensure that these particular products will no longer be available for sale.

This affects the following products:

Item Description	Unit Size	Affected Batch or Date code (found within the Best Before End box)
(ASDA Brand) Sweet & Sour Chicken	500g	16 Oct 2007 17 Oct 2007
(ASDA Brand) Chicken & Mushroom	500g	24 Oct 2007
(ASDA Brand) Pork Char Sui	500g	18 Oct 2007
(ASDA Brand) Chicken in Blackbean	500g	31 Oct 2007
(ASDA Good For You) Chicken Tikka	400g	12 Oct 2007 13 Oct 2007 27 Oct 2007
(ASDA Good For You) Chicken in Peppercorn	400g	13 Oct 2007 16 Oct 2007 03 Nov 2007 04 Nov 2007
(ASDA Good For You) Chicken Korma	400g	20 Oct 2007 25 Oct 2007
(ASDA Good For You) Chicken Piri Piri	400g	19 Oct 2007
(ASDA Good For You) Beef Chilli and Rice	400g	19 Oct 2007
(ASDA Good for you) Sweet Chilli Chicken	400g	12 Oct 2007
(ASDA Brand) Chicken Curry with rice	400g	18 Oct 2007 19 Oct 2007 27Oct 2007 31 Oct 2007 01 Nov 2007 02 Nov 2007 03 Nov 2007
(ASDA Brand) Beef Curry with Rice	400g	03 Nov 2007 26 Oct 2007
(ASDA Brand) Prawn Curry with rice	400g	25 Oct2007
(ASDA Brand) Sweet & Sour Chicken	400g	20 Oct 2007 23 Oct 2007
(ASDA Good For You) Coconut & Coriander Chicken	400g	20 Oct 2007
(ASDA Brand) Chunky Beef Chilli	400g	18 Oct 2007
(ASDA Smart Price) Chicken Curry	300g	25 Oct 2007 26 Oct 2007
(ASDA Good for You) Mushroom Stroganoff with rice	400g	01 Nov 2007 02 Nov 2007
(ASDA Great Stuff) Mild and Creamy Chicken Curry with rice	300g	03 Nov 2007
(ASDA Brand) Sticky Chilli Chicken with egg fried rice	500g	01 Nov 2007
Birds Eye Chicken Curry	400g	L6285, L6290, L6291, L6296, L6297, L6298, L6305, L6311.
Birds Eye Chicken Tikka Masala	400g	
Birds Eye Beef Curry	400g	
Birds Eye Prawn Curry	400g	

Please take the following action to obtain a full refund:

ASDA branded products: Please return the product to any ASDA store.

Birds Eye branded products (purchased in any retail store):
Please call the Birds Eye dedicated helpline. Tel: **0800 146252**
Monday-Friday 8am - 8pm and between 10am and 4pm at the weekend.

We are very sorry for any inconvenience this may cause. No other ASDA or Birds Eye products are affected by this recall.